Viveve Medical, Inc.

150 Commercial St.

Sunnyvale, CA 94086

June 10, 2016

VIA EDGAR

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance/Mail Stop 303

100 F Street, N.E.

Washington, D.C. 20549

Re:          Viveve Medical, Inc.

Registration Statement on Form S-1

Filed on April 19, 2016 and amended on May 19, 2016,

May 24, 2016 and June 9, 2016

File No. 333-210816

Dear Ms. Ravitz:

Viveve Medical, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned registration statement (the “Filing”) be ordered effective at 4:15 p.m., Eastern time, on June 13, 2016 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)     should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2)     the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3)     the Company may not assert comments of the Commission and the staff and the declaration of effectiveness of the Filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VIVEVE MEDICAL, INC.

By:	/s/ Patricia Scheller
Patricia Scheller, Chief Executive Officer